Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For August 31, 2004

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

Allotment of Shares

On 31 August 2004 Gallaher Group Plc authorised the allotment on 01 September 2004 of 646,729 new 10p ordinary shares in the Company in respect of options that have been exercised under the Company's Savings Related Share Option Schemes. The shares were allotted at the following prices:

641,587	shares at £2.34 (following maturity of the 1997 – 7 year scheme)
639	shares at £2.97
848	shares at £3.30
697	shares at £3.50
2,408	shares at £3.67
550	shares at £5.59

646,729	total shares

The total number of Gallaher Group Plc shares in issue now stands at: 654,496,500 shares.

Of the 641,587 shares allotted at £2.34 per share, 8,333 shares are allotted to Nigel Northridge, Chief Executive of Gallaher Group Plc following exercise of his 1997 – 7 year option. Following this transaction, Mr Northridge has a beneficial interest in 216,896 shares.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Alyson Morris
	Name:	Alyson Morris
Date: August 31, 2004	Title:	Deputy Company Secretary